Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED BY CLOOPEN GROUP HOLDING LIMITED: RAAS-001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION SUBMITTED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”. THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

Via EDGAR and Email

February 1, 2021

Ms. Kathleen Collins

Ms. Jan Woo

Ms. Joyce Sweeney

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                           Cloopen Group Holding Limited (CIK No. 0001804583)

Response to the Staff’s Comments on

Registration Statement on Form F-1 Filed on January 19, 2021 (File No. 333-252205)

Dear Ms. Collins, Ms. Woo, Ms. Sweeney and Mr. Kauten,

On behalf of our client, Cloopen Group Holding Limited , a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we hereby submit this letter in response to comment 2 of the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 26, 2021, regarding the Company’s registration statement on Form F-1 filed on January 19, 2021 (the “ Registration Statement”).

Due to the commercially sensitive nature of information contained herein, this letter is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 • 桑西尼 • 古奇 • 罗沙迪律师事务所

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO
SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

CONFIDENTIAL TREATMENT REQUESTED BY CLOOPEN GROUP HOLDING LIMITED: RAAS-001

For the convenience of the Staff, we have recited the relevant comment from the Staff in bold and have followed the comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Share-based compensation, page 113

2.              We note you response to prior comment 3. We will complete our analysis of this comment once we receive the estimated preliminary price range and the company has provided an analysis of any increases from the ordinary per share values used to fair value your option grants to the midpoint of the IPO price range. Please provide any changes in the company’s enterprise value subsequent to the July 2020 valuation in your analysis.

Recent historical developments of valuation of ordinary shares

The recent historical developments of the valuation of the Company’s ordinary shares, par value US$0.0001 per share (the “ordinary shares”), are summarized as below based on the determination made by the Company’s management utilizing, unless otherwise specified, discounted cash flow valuation model for the enterprise value determination, and a combination of probability-weighted expected return method and option-pricing method for valuation allocation to derive the fair value of ordinary shares. The management’s fair value determination was prepared with the assistance of an independent valuer.

Transaction	Transaction date	Number of ordinary shares	Fair value of ordinary shares (US$ per share)		Aggregate value of ordinary shares (US$ in thousands)	Enterprise value (US$ in thousands)	Five- year average revenue growth rate	Discount rate	Probability of the IPO	DLOM	Consummation period of the IPO (Years)
Issuance of ordinary shares for purchase of non-controlling interests(1)	Jul 15, 2020	97,890,408	1.31		128,236	370,000	34.00%	15.90%	55%	20.00%	0.62
Grant of options	Jul 15, 2020	97,890,408	1.31		128,236	370,000	34.00%	15.90%	55%	20.00%	0.62
Grant of options	Sep 1, 2020 — Sep 21, 2020	97,890,408	1.68	*	164,456	458,400	34.00%	14.90%	55%	14.10%	0.41
Issuance of series F preferred shares	Nov 13, 2020	97,890,408	2.65	**	259,410	763,000	52.55%	14.50%	90%	10.00%	0.29
Grant of options	Dec 23, 2020 — Jan 8, 2021	97,890,408	5.32	***	520,777	1,520,000	66.00%	13.80%	90%	5.00%	0.16
Issuance of ordinary shares for purchase of non-controlling interests(2)	Jan 15, 2021	99,314,720	5.32	***	528,354	1,520,000	66.00%	13.80%	90%	5.00%	0.16
Grant of options	Jan 25, 2021	99,314,720	6.79		674,347	1,950,000	74.00%	13.70%	95%	2.00%	0.09

*                                            The factors that contributed to the increase in the fair value of ordinary shares, including a decrease in the discount rate and a reduction of the consummation period of the Company’s initial public offering (“IPO”) based on management’s most recent estimate on the IPO process,  have been disclosed in the response letter dated December 21, 2020 to the Staff (the “December Letter”). Fair value determination of underlying ordinary shares for share options granted in September 2020 had not been finalized at the time when the Company submitted the December Letter and was subsequently updated from US$1.51 per share to US$1.68 per share, considering the change of enterprise value as of the valuation date. US$1.68 per share was utilized in assessing the fair value of options granted in September 2020 and reflected in the Company’s financial results for the nine months ended September 30, 2020, which was included in the Registration Statement.

**                                        The valuation on November 13, 2020 primarily relied on the market approach, utilizing a back-solve method, to determine the implied total enterprise value and fair value of the ordinary shares of the Company. The back-solve method takes into account the economic rights of series F preferred shares, the issuance of which was deemed to be an arms’-length transaction in respect of the participation of unaffiliated investors, in relation to the rights of other equity securities of the Company.

***                                    Management had not completed the fair value analysis of underlying ordinary shares relating to share options granted between December 23, 2020 and January 8, 2021 when the Registration Statement was filed to the Commission on January 19, 2021. The fair value was updated from US$3.47 per share to US$5.32 per share as of the date of this letter, as the Company’s enterprise value was updated from US$10.00 billion to US$15.20 billion based on the further valuation analysis performed.

For the options granted from December 23, 2020 through January 8, 2021, the Company determined the fair value of underlying ordinary shares to be the same as those ordinary shares subsequently issued for purchase of non-controlling interests of Cloopen Japan Co., Ltd. (i.e., US$5.32 per share) on January 15, 2021 due to the proximity in timing of these transactions and the absence of any business milestone during this period of time.

(1)                                      Includes non-controlling interests in Beijing Ronglian Huitong Technology Information Co., Ltd., Beijing Ronglian Guanghui Technology Co., Ltd., and Shenzhen Zhongtian Wangjing Technology Co., Ltd.

(2)                                      Includes non-controlling interests in Cloopen Japan Co., Ltd.

CONFIDENTIAL TREATMENT REQUESTED BY CLOOPEN GROUP HOLDING LIMITED: RAAS-001

July 15 to September 21, 2020.  The fair value of ordinary shares increased from US$1.31 per share on July 15, 2020 to US$1.68 per share on September 21,2020, primarily due to changes in the key assumptions used in the valuation model while the Company’s business operations remained stable during this period time. The key valuation assumptions include (1) a decrease in the discount rate deployed in the valuation models from 15.90% to 14.90% due to the changes of market inputs including comparable companies data used in estimating these inputs, (2) a reduction of the consummation period of the Company’s IPO from 0.62 years to 0.41 year based on the management’s then-current estimate of the IPO process, and (3) a decrease in the discount for lack of marketability (the “DLOM”) from 20.00% to 14.10% with the approaching of the IPO date, following which a liquid public market for the Company’s American depositary shares representing Class A ordinary shares (“ADSs”) is expected to develop.

September 21 to November 13,2020.  When estimating the fair value of the ordinary shares (i.e., US$2.65) on November 13, 2020, the Company considered the transaction price of series F preferred shares of US$2.8814 was the best evidence of the Company’s valuation in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, as for privately held enterprises, cash exchanged in arm’s-length cash transactions with unrelated parties for issuances of equity securities is an observable input. Considering the differences in rights and preferences between series F preferred shares and the ordinary shares, the Company used the transaction price of series F preferred shares to derive the fair value of the ordinary shares at US$2.65 per share.

Further, the Company performed a supplemental analysis under income approach to ascertain that the increase in the fair value of ordinary shares to US$2.65 per share on November 13, 2020 was reasonable. The increase was primarily due to (1) an increase in the probability of the IPO from 55% to 90% contemporaneously with the Company’s completion of its first confidential submission to the Commission, (2) an increase in the present value of discounted cash flow with an increase in average revenue growth rate from 34.00% to 52.55%, as a result of (i) more favorable financial projections in anticipation of the capital injection and commercial opportunities backed by incoming series F investors, and (ii) the organic growth of the Company’s business supported by its increasingly comprehensive business portfolio and customer base, especially with respect to AI-based “virtual counter” solutions for financial services industry and computer vision-enabled video solutions for industrial manufacturing industry, (3) a decrease in the discount rate from 14.90% to 14.50% due to the changes of market inputs including comparable companies data used in estimating these inputs, and (4) a decrease in the DLOM from 14.10% to 10.00% with the approaching of the IPO date, following which a liquid public market for the ADSs is expected to develop.

November 13 to January 15, 2021. The fair value of ordinary shares further increased to US$5.32 per share on January 15, 2021, primarily due to (1) a decrease in the discount rate from 14.50% to 13.80% driven by the approaching of the IPO date, following which there is expected to be a lower investment risk as the Company expects to achieve better and more robust corporate governance, financial reporting and information disclosure, (2) an increase in the present value of discounted cash flow with an increase in average revenue growth rate from 52.55% to 66.00%, as a result of more favorable financial projections following (i) the closing of the Company’s series F financing, where the Company deepened its strategic collaboration with series F investors to further build up its presence among large-enterprise customers, and (ii) the Company’s acquisition of the non-controlling interests in Cloopen Japan Co., Ltd. and expansion plan to enter into other select overseas markets in Southeast Asia, which allows it to explore the broader market overseas, and (3) a decrease in the DLOM from 10.00% to 5.00% with the approaching of the IPO date, following which a liquid public market for the ADSs is expected to develop.

CONFIDENTIAL TREATMENT REQUESTED BY CLOOPEN GROUP HOLDING LIMITED: RAAS-001

January 15 to January 25, 2021.The fair value of the ordinary shares further increased to US$6.79 per share on January 25, 2021, primarily due to (1) an increase in overall financial projections of the Company due to an increase in average revenue growth rate from 66.00% to 74.00%, as a result of expected proceeds from the IPO to facilitate future business expansion and market penetration, (2) a slight decrease in the discount rate from 13.80% to 13.70% due to market inputs changes, (3) an increase in the probability of the IPO from 90% to 95%, and (4) a decrease in the DLOM from 5.00% to 2.00% with the approaching of the IPO date, following which a liquid public market for the ADSs is expected to develop.

Further, the Company performed a supplemental analysis to reconcile the valuation as of January 25, 2021 to the implied enterprise value determined with reference to the IPO Mid-point Price as elaborated below, and ascertained that the respective historical fair values of ordinary share were reasonable.

Further development from valuation applied on January 25, 2021 to IPO Mid-point Price

The Company respectfully advises the Staff that the Company preliminarily anticipates a price range of US$[***] to US$[***] per share (the “IPO Price Range”) for its IPO, resulting in a mid-point of the IPO Price Range of US$[***] per share (the “IPO Mid-point Price”). As is typical in IPOs, the IPO Price Range was not derived by a valuation model , but was determined by discussions between the Company and the underwriters.  The IPO Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects, performance of recent initial public offerings and inputs received from the lead underwriters. The actual bona fide price range has not yet been determined and remains subject to adjustment based on further discussions between the Company and the lead underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. The actual price range will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the roadshow and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The further development from the valuation applied on January 25, 2021 of US$6.79 per share to the IPO Mid-point Price is attributed primarily to the following factors.

Company or market-related factors

•                  The holders of the Company’s preferred shares currently enjoy substantial economic rights and preferences that are senior to the rights of the holders of its ordinary shares. The anticipated IPO price range described assumes the conversion and re-designation of all of the preferred shares into ordinary shares on a one-for-one basis immediately upon completion of the IPO. The elimination of these economic rights and preferences will result in a higher valuation of the ordinary shares after the IPO.

•                  The anticipated IPO price range represents a future price for ordinary shares that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the fair value of ordinary shares as of historical dates described above represents a contemporaneous estimate of the fair value of ordinary shares that were then illiquid, might never become liquid and would remain illiquid for the 180-day lock-up period following the IPO. This illiquidity accounts for a significant difference between the estimated fair values of ordinary shares and the anticipated IPO price range.

CONFIDENTIAL TREATMENT REQUESTED BY CLOOPEN GROUP HOLDING LIMITED: RAAS-001

•                  The Company received favorable feedback from potential investors following the “testing the waters” meetings conducted in anticipation of the IPO, which suggested that there was significant investor interest in the Company at a step-up in valuation. This feedback gave the Company the confidence that the market would be receptive to the IPO. Accordingly, the anticipated IPO price range reflects the fact that investors may be willing to participate in the IPO at a per share price that takes into account other factors that are not objectively determinable or quantifiable with any level of certainty or were not expressly considered in the Company’s prior valuations as a private company.

•                  The recent market conditions leading up to the anticipated IPO date have improved. For example, the Nasdaq Composite Index saw an average growth rate of 10.5% between November 13, 2020, the date of the Company’s first confidential submission to the Commission, and January 29, 2021, and the S&P 500 Index and the Dow Jones Industrial Average saw an average growth rate of 3.6% and 1.7%, respectively, during the same period.

Valuation methodology-related factors

•                  The uncertainty factor of financial projections has been reduced as the Company has further evidenced its ability to meet financial projections.

•                  The degree of discount for projected cash flows as calculated by (1+discount rate)^time has been further decreased due to the progression of time.

•                  Following the Company’s IPO, the DLOM would be reduced to 0% with no further adjustment, which is expected to raise the enterprise value from US$1.95 billion to US$1.99 billion.

In conclusion, the Company respectfully submits that the differences between and among the fair value of ordinary shares as of historical dates and the IPO Mid-point Price are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement, as amended. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

***

CONFIDENTIAL TREATMENT REQUESTED BY CLOOPEN GROUP HOLDING LIMITED: RAAS-001

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at +86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to Johnny Lei, the partner at KPMG Huazhen LLP, by telephone at +86-10-8508-7213, or via e-mail at johnny.lei@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Changxun Sun, Chief Executive Officer, Cloopen Group Holding Limited

Yipeng Li, Chief Financial Officer, Cloopen Group Holding Limited

Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Johnny Lei, Partner, KPMG Huazhen LLP

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP